UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SEC FILE NUMBER 000-24523
CUSIP NUMBER 12612R105
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  [  ]  Form 10-K   [  ] Form 20-F   [  ] Form 11-K  [X] Form 10-Q  [  ] Form 10-D  [  ] Form N-SAR  [  ]  Form N-CSR
For Period Ended:  March 31, 2012
[  ]           Transition Report on Form 10-K
[  ]           Transition Report on Form 20-F
[  ]           Transition Report on Form 11-K
[  ]           Transition Report on Form 10-Q
[  ]           Transition Report on Form N-SAR
For the Transition Period Ended:   __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I – REGISTRANT INFORMATION

CNB Corporation

 Full Name of Registrant

N/A

Former Name if Applicable

1400 Third Avenue

 Address of Principal Executive Office (Street and Number)

Conway, South Carolina 29526

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  [X]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

After completing the Form 10-Q for the quarter ended March 31, 2012, registrant determined that a number of corrections were required which could not be completed in time to timely file the March 31, 2012 Quarterly Report on Form 10-Q.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

L. Ford Sanders, II                                                      (843) 248-5721

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  Yes [X]   No [   ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes [   ]  No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CNB Corporation
(Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2012	By:	s/L. Ford Sanders, II
L. Ford Sanders, II Executive Vice President, Treasurer and Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (Sec 18 U.S.C. 1001).